Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applica would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Processing Section AUG 25 2017 Washington DC

17002497

1. State the name of the applicant: NYSE National, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Group, Inc.
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/12/05 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

2017 AUG 25 PM 1:10 SEC / TM RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/22/17 (MM/DD/YY) NYSE National, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 22nd day of August (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NYSENAT-ONE-000001

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

NYSE

SEC
Mail Processing
Section
AUG 25 2017
Washington DC
412

August 22, 2017

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2017 AUG 25 PM 1:03
SEC / TM

Re: Amendments to Form 1

Pursuant to a conversation on August 3, 2017 with David Michehl, Division of Trading and Markets, Securities and Exchange Commission, enclosed please find addendums to the June 2017 annual amendments to the Form 1 applications for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (together, the "Exchanges"), which were submitted on June 23, 2017 (the "June 2017 Form 1"). The present submissions provide an updated organizational chart of the Exchanges' parent company, Intercontinental Exchange, Inc. ("ICE"), as of August 22, 2017, and amend Exhibit D to the June 2017 Form 1.

The amended Exhibit D includes financial statements for ICE US Holding Company LP LLC, Interactive Data Holdings Corporation, Intercontinental Exchange International, Inc., and Intelligent Business Entertainment, Inc. The previously submitted Exhibit D to the June 2017 Form 1 included financial statements for each of these four entities under the names ICE US Holding Company, LP, Igloo Intermediate Corporation, IntercontinentalExchange International, Inc., and True Office, respectively. The amended Exhibit D deletes the previously submitted financial statements and replaces them in their entirely. Please note that financials for NYSE American LLC are labeled "NYSE MKT LLC", which reflects that entity's legal name during the year ended December 31, 2016.

In addition, although such entities are on the ICE organizational chart, the amended Exhibit D does not include the financial statements of eConfirm LLC, ICE Data Indices LLC, NYSE National, Inc., or NSX Securities LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2016. In each case, ICE acquired or formed the entity after December 31, 2016. In addition, the amended Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Please note that the Form 1 amendment for NYSE Arca, Inc. also contains updated membership forms that reflect changes made in light of the merger of NYSE Arca Equities, Inc. with and into NYSE Arca, Inc. These amended forms were published on the Exchanges' website on August 18, 2017.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

David Michehl
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE National, Inc.

August 2017

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

AUGUST 2017

EXHIBIT D

The following unconsolidated financial statements for the year ended December 31, 2016, of ICE US Holding Company LP LLC, Interactive Data Holdings Corporation, Intercontinental Exchange International, Inc., and Intelligent Business Entertainment, Inc., replace in their entirety the financial statements for the year ended December 31, 2016, of ICE US Holding Company, LP, Igloo Intermediate Corporation, IntercontinentalExchange International, Inc., and True Office, set forth in Exhibit D to the annual amendments to the Form 1 submitted on June 23, 2017.

Financial statements for NYSE American LLC are labeled "NYSE MKT LLC", which reflects that entity's legal name during the year ended December 31, 2016.

This amended Exhibit D does not include the financial statements of eConfirm LLC, ICE Data Indices LLC, NYSE National, Inc., or NSX Securities LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2016.

This amended Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc., because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

The following pages of Exhibit D, numbered NYSENAT-ONE-000005 through NYSENAT-ONE-000044, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.